
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 1-1169

VOLUNTARY INVESTMENT PROGRAM FOR
HOURLY EMPLOYEES OF LATROBE STEEL COMPANY
(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)


CLI-1428330v1

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

Voluntary Investment Program for Hourly Employees
of Latrobe Steel Company
December 31, 2005 and 2004, and Year Ended December 31, 2005
With Report of Independent Registered Public Accounting Firm

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

Audited Financial Statements and Supplemental Schedules

December 31, 2005 and 2004, and
Year Ended December 31, 2005

Table of Contents

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of the
  Voluntary Investment Program for Hourly
  Employees of Latrobe Steel Company

We have audited the accompanying statements of net assets available for benefits of the Voluntary Investment Program for Hourly Employees of Latrobe Steel Company as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2005 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Cleveland, Ohio   Ernst + Young LLP
June 26, 2006

Voluntary Investment Program for Hourly Employees of Latrobe Steel Company

Statements of Net Assets Available for Benefits

| | December 31 | |
	2005	2004
Assets		
Investments, at fair value:		
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$ 10,778,279	$ —
Participant notes receivable	206,053	123,745
Common stock	—	1,830,199
Mutual funds	—	1,063,196
American Express Trust Company Collective Funds	—	6,676,926
Total investments, at fair value	10,984,332	9,694,066
Contribution receivable from participants	24,815	27,476
Accrued income	—	1,654
Cash, non-interest-bearing	—	315
Net assets available for benefits	$ 11,009,147	$ 9,723,511

See accompanying notes.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Investment income:
  Net investment gain from The Master Trust Agreement for
    The Timken Company Defined Contribution Plans | $ 1,048,559
  Interest and dividends | 24,248

Contributions | 895,932
Total additions | 1,968,739

Deductions
Benefits distributed directly to participants | 533,668
Net depreciation in fair value of investments | 148,575
Administrative expenses | 860
Total deductions | 683,103

Net increases | 1,285,636
Assets available for benefits at beginning of year | 9,723,511
Assets available for benefits at the end of the year | $ 11,009,147

0506-0745873

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

Notes to Financial Statements

December 31, 2005 and 2004, and
Year Ended December 31, 2005

1. Description of the Plan

The following description of the Voluntary Investment Program for Hourly Employees of Latrobe Steel Company (the Plan) provides only general information. Participants should refer to the *2002 401(k) Agreement Between Timken Latrobe Steel and the United Steelworkers of America* AFL-CIO (2002 401(k) Agreement) for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering hourly employees of Latrobe Steel Company (the Company) who are represented by the United Steelworkers of America (USWA). Latrobe Steel Company, a wholly owned subsidiary of The Timken Company, is the Plan Administrator. Employees of the Company become eligible to participate in the Plan upon the completion of the eligibility requirements under the 2002 Insurance Agreement and upon completion of 1,000 hours of service within a twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15% of gross earnings, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. No Company contributions are provided under the Plan. Upon enrollment, a participant must direct their contribution in 1% increments to any of the Plan's fund options. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunication system and through the Internet.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The Timken Company Common Stock Fund is segregated into two components – the Employee Stock Ownership Plan, or Timken ESOP, and the Timken Stock Fund. At the end of each plan year, all contributions, reinvested dividends and any market gains or losses in the Timken Stock Fund are transferred into the Timken ESOP. Participants may elect to have their dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

Vesting

Participants vest immediately in their contributions plus actual earnings thereon.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed four years. The loans are secured by the balance in the participant's account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may leave their assets in the Plan until age 70½, receive a lump-sum amount equal to the balance of their account or elect to receive installment payments of their assets over a period of time not to exceed their life expectancy.

Plan Termination

The Plan shall continue in full force and effect until December 31, 2008, and yearly thereafter, unless either the Company or the USWA shall notify the other party in writing that they desire to terminate the 2002 401(k) Agreement. The Plan may generally be amended by mutual consent of the Company and the USWA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Effective March 24, 2005, trustee responsibilities for the Plan were transferred from American Express Trust Company to JPMorgan (Trustee) and the Plan's investments, excluding participant loans, were invested in The Master Trust Agreement for The Timken Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by The Timken Company. The fair value of the Plan's interest in the individual funds of the Master Trust is based on the value of the Plan's interest in the fund as of the transfer date plus actual contributions and allocated investment income (loss) less actual distributions.

The investments of the Plan, except for investment contracts in the Master Trust, are stated at fair value. The Trustee maintains a collective investment trust of Timken common shares in which The Timken Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $17.79 and $14.52 at December 31, 2005 and 2004, respectively.

Investments in registered investment companies and common collective funds are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value. Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Effective March 24, 2005, the Trustee holds all the Plan's investment assets and executes investment transactions. All investment assets of the Plan, except for participant loans, are pooled for investment purposes in the Master Trust.

The following table presents a summary of the investments of the Master Trust as of December 31, 2005:

Investments, at fair value as determined by quoted market price:	
The Timken Company Common Stock Fund	$ 371,273,167
Registered investment companies	204,247,230
Common collective funds	251,476,932
	826,997,329
Investment contracts (at contract value)	128,965,546
	$ 955,962,875

At December 31, 2005, The Timken Company Common Stock Fund consisted of 20,866,014 units of the Company's common stock. The Plan's interest in the Master Trust was 1.1% as of December 31, 2005.

3. Investments (continued)

Investment contracts consist of a global wrap structure, or Stable Value Fund, with three fully benefit-responsive wrap contracts. The crediting interest rate of the wrap contracts was 5.59% at December 31, 2005. The blended crediting rate of the Stable Value Fund was 5.12% for the period from March 24, 2005 to December 31, 2005. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using the contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The portfolio of assets underlying the wrap contracts is a fixed income portfolio with an average credit quality of AA, and typically invests in United States treasury notes and agencies, investment grade corporate bonds, prepay mortgages, noncallable mortgages, and asset-backed securities. The average yield of the portfolio was 5.23% for the period from March 24, 2005 to December 31, 2005. The fair value of the wrap contracts was $127,627,313 at December 31, 2005.

On December 29, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1 (FSP AAG INV-1 and SOP 94-4-1), *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans*. Under FSP AAG INV-1 and SOP 94-4-1, the statement of net assets available for benefits must present all investments at fair value as well as net assets available for benefits. The difference between these amounts, calculated as the amounts necessary to adjust the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value, must also be presented on the statement of net assets available for benefits. The Plan will be required to adopt FSP AAG INV-1 and SOP 94-4-1 for the year ended December 31, 2006. Plan management is currently evaluating the impact of adoption, which is not expected to be material.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

3. Investments (continued)

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. A summary of the Master Trust's net investment income (loss) allocated to participating plans for the period from March 24, 2005 to December 31, 2005, is as follows:

Net appreciation in fair value of investments determined by quoted market price:	
The Timken Company Common Stock Fund	$ 62,912,449
Registered investment companies	15,627,808
Common collective funds	17,964,100
	96,504,357
Net appreciation in investment contracts	4,206,220
Interest and dividends	11,134,434
Total Master Trust	$ 111,845,011

Prior to March 24, 2005, American Express Trust Company was the trustee for the Plan, and held the Plan's investments and executed investment transactions.

During 2005, the Plan's investments held prior to the transfer to the Master Trust (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments
The Timken Company Common Stock Fund	$ 48,357
Mutual funds	(35,935)
Collective trust funds	(160,997)
	$ (148,575)

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

3. Investments (continued)

At December 31, 2004, the fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

The Timken Company Common Stock Fund	$ 1,830,199
AXP New Dimensions Fund	773,650
American Express Trust U. S. Government Securities Fund I	923,427
American Express Trust Bond Fund	713,667
American Express Small Cap Equity Index Fund II	580,417
American Express Trust Equity Index Base Fund	4,049,456

4. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The Plan has received a determination letter from the IRS dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

6. Related-Party Transactions

Related-party transactions included the investments in the common stock of The Timken Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2005:

	Shares	Dollars
Purchased	1,594,264	$ 24,067,388
Issued to participants for payment of benefits	109,238	1,162,930
Dividends received	351,293	5,401,271

Benefits paid to participants include payments in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by The Timken Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedules

Voluntary Investment Program for
Hourly Employees of Latrobe Steel Company

EIN #25-0610595   Plan #018

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2005

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions
$160	$160

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

EIN #25-0610595   Plan #018

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant notes receivable*	Interest rates ranging from 5.0% to 8.0% with various maturity dates	$ 206,053

*Indicates party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VOLUNTARY INVESTMENT
PROGRAM FOR HOURLY EMPLOYEES
OF LATROBE STEEL COMPANY

Date: June 28, 2006

By: _____
Scott A. Scherff
Assistant Secretary

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-108841) pertaining to the Voluntary Investment Program for Hourly Employees of Latrobe Steel Company of The Timken Company of our report dated June 26, 2006, with respect to the financial statements and schedules of the Voluntary Investment Program for Hourly Employees of Latrobe Steel Company included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst + Young LLP

Cleveland, Ohio
June 26, 2006